Filed by El Paso Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: El Paso Corporation

Commission File No.: 1-14365

Date: October 27, 2011

Kinder Morgan-El Paso Transaction

Q&A Update #2

October 27, 2011

Compensation and Benefits

1.     With the expected closing of the transaction (“closing”) in the second quarter of 2012, how will Base Salary Adjustments (BSAs) be handled?

•      Awarding of BSAs will depend on timing of closing. If the closing occurs after the time when we annually award BSAs, the BSAs (if any) will be awarded by El Paso Corporation.

2.     Along with our 2011 bonus, which will be paid in 2012 to the extent earned in 2011, will the 401(k) additional matching contribution that’s based on our position within our peer group still be paid in the same manner?

•      Yes, the discretionary match for the 401(k) will be made in 2012 if we are above median compared to our peers at the end of 2011.

3.     Will there be any restricted stock granted in 2012 (for 2011 performance) as part of El Paso’s standard compensation program?

•      El Paso will not make equity grants in April 2012, as the closing is expected to occur in the second quarter. Such long-term incentive grants are typically issued to incent future performance. In addition, El Paso stock will not trade after the closing. Once the closing occurs, Kinder Morgan will make equity grants to employees eligible to receive grants under its Long Term Incentive Program. Kinder Morgan’s practice is to make equity grants in July under its Long Term Incentive Program.  Note: El Paso employees who in the past have received Long Term Incentive Program grants may or may not be eligible under the Kinder Morgan program.

4.     Will there be a retention bonus plan?

•      Yes, there will be a retention program for employees who primarily provide services to the E&P business. There is a component of this program that will apply to all full-time employees who are slated to transition to EP Energy, other than officers. Additional details and a plan document will be communicated soon.

5.     Are early retirement incentives being considered?

•      No decision on an early retirement incentive program for El Paso Corporation has been made at this time.

6.     Will equity grants vest in connection with the closing?

•      All equity will fully vest upon the closing. Outstanding performance shares will vest at target upon the closing.

7.     Will promotions take place between now and the closing?

•      We will operate under the normal course of business and conduct business as usual. As such, promotions will be made as appropriate.

8.     If employees are participating in the El Paso Stock Purchase Plan (ESPP) and buying company stock through payroll deduction, will that continue?

•      Deductions will continue through the end of 2011. For ESPP participants in 2012, deductions will be taken up until a date that occurs shortly before the closing. That date will be communicated to you in a separate mailing prior to the closing if you are a participant in the ESPP during 2012. Information on 2012 ESPP enrollment will be sent out in the near future for eligible employees who wish to join or existing participants who wish to increase contributions.

9.     Will annual benefits enrollment still take place?

•      Yes, the enrollment period will be held for all employees from November 3-23. Your enrollment elections will apply through the closing.

10.   Will 2011 Choose Well dollars be paid?

•      Yes, earned 2011 Choose Well incentives will be paid in the first quarter of 2012.

11.   How will giving campaign payroll deductions be handled?

•      Deductions will continue through the closing.

12.   Is the severance policy up to date?

•      Yes, the policy posted on the Intranet is current and up to date. You can view it by clicking here.

13.   Is there an agreement with Kinder Morgan regarding severance?

•      Yes, the agreement with Kinder Morgan is that El Paso’s severance plans will remain in effect for one year following the closing (or such longer period of time required under the applicable severance plan).

14.   Who will receive severance?

•      Our current severance plans provide eligibility details.

15.   Will we know by the closing whether we have a job with Kinder Morgan?

•      While the integration planning teams are already formed there are certain decisions that cannot be communicated until the antitrust process has successfully run its course.  As soon as that occurs we will remove any uncertainty.

16.   Will partial 2012 bonuses be paid in 2013?

•      If the merger closes during 2012, the bonus and incentive structure for the year of 2012 will be determined by Kinder Morgan on a total year basis to be paid in 2013.

17.   Does Kinder Morgan offer a stock purchase plan?

•      Yes. No discount is offered.

18.   Does Kinder Morgan pay bonuses?

•      Yes. Kinder Morgan has an all employee incentive plan (less union agreements).

19.   Does Kinder Morgan grant equity awards?

•      Yes. Kinder Morgan awards equity to certain key people and positions. It is not an all-employee program.

20.   Does Kinder Morgan have a pension plan?

•      Yes, Kinder Morgan offers both a Cash Balance Plan and a 401(k) plan.

21.   When will El Paso employees be able to review Kinder Morgan’s benefits plans?

•      We are working on some detailed comparisons for communication, but we intend to have one benefit platform for all employees. This could be the existing Kinder Morgan plan or a modified plan.

22.   Will employees be accountable for tuition reimbursement after the merger?

•      El Paso’s education reimbursement program will continue through the closing of the transaction.  Following the closing, Kinder Morgan’s tuition reimbursement program will be used.

23.   Will the credit union remain?

•      This is under review and an answer will be provided when a decision is made.

24.   Will Kinder Morgan continue the subsidy El Paso gives us each month for bus fare?

•      Kinder Morgan currently pays 100 percent of parking and pays 100 percent of bus transportation in Houston. A decision will be made if that practice will continue.

25.   Does Kinder Morgan allow its employees to telecommute?

•      No. Telecommuting is only allowed in unique personal circumstances.

26.   Does Kinder Morgan offer a flexible work schedule?

•      Kinder Morgan offers a 9/80 work schedule. Kinder Morgan also offers flex time with core hours between 9 a.m. and 4 p.m.

27.   Where do Kinder Morgan’s employees park? What’s the cost per month?

•      Free employee parking is available to Kinder Morgan employees in Houston and certain field locations.

Human Resources Policies and Procedures

28.   Can we carryover unused Paid Time Off (PTO)?

•      Yes, per our policy, you can continue to carry over five (5) PTO days into 2012.

29.   Does El Paso pay out unused carryover PTO?

•      No, per our current policy.

30.   Is the timing of the Performance Management Program (PMP) changing?

•      For the most part, we’re trying to complete PMPs on the previously communicated schedule. However, leaders will have a little more time to communicate results, which should occur around December and into early 2012.

31.   Will previously planned internal employee transfers still occur and are previously posted jobs still available?

•      We’re currently working through how to handle these issues to ensure we treat employees fairly. We will know more information in the future and will provide you with any updates.

32.   Is El Paso still hiring?

•      We will operate under the normal course of business and conduct business as usual. El Paso is currently hiring for critical positions and has stopped the process to hire duplicate positions that were identified as part of Project Zygosity.

33.   Why aren’t E&P employees allowed to become part of Kinder Morgan?

•      Our commitment as part of the transaction is to deliver a fully staffed and operationally ready E&P company to a potential buyer. For this reason, we need to keep employees who were slated to transition to EP Energy on that track.

34.   Can E&P employees interview for pipeline jobs?

•      No, not at this time. As you may recall, moves between the two companies ended on October 1 to prepare for the separation. As we work on the regulatory, transition, and integration planning processes, we’ll re-examine this and provide you with any updates.

35.   Will Employee Referral Program bonuses still be paid?

•      Yes, to the extent earned.

Branding and Community Engagement

36.   Will the El Paso brand go away?

•      The company will be named Kinder Morgan, Inc. following the completion of the sale.

37.   How will Kinder Morgan handle industry memberships?

•      This is under review and an answer will be provided when a decision is made.

38.   Does Kinder Morgan have an employee volunteerism program?

•      Kinder Morgan doesn’t have a formal employee volunteerism program, but employees do volunteer their time after work and on weekends to organizations and causes that are important to them. Kinder Morgan allows more active participation during work hours around the United Way campaign.

39.   Will El Paso still sponsor the upcoming EP5K?

•      Yes, we will support and participate in the EP5K, which will be held on January 15, 2012.

40.   Will the annual Secret Santa drive still be held this year?

•      Yes, more details will be coming soon from the Communications and Community Relations group.

About the Transaction

41.   Who else submitted a bid for El Paso?

•      Details about the process will be publicly disclosed in a filing with the Securities and Exchange Commission, which will be made soon.

42.   When will the closing occur and what needs to happen?

•      The transaction’s closing, which is expected to occur in the second quarter of 2012, is subject to approval by the shareholders of both companies, as well as regulatory approval. Kinder Morgan already has agreement among its major shareholders to approve the transaction. The optimal result would be to have a single buyer ready to buy the E&P assets at the same time as the closing.

43.   Should we continue to transfer responsibilities and processes to employees who were slated to transition to EP Energy?

•      We’re committed to delivering a fully functioning E&P company as part of the transaction. We are examining the various processes we had already implemented through Project Zygosity and are determining which processes should move forward. We’ll provide more information on which processes will stop and which will go forward in the near future.

44.   Will we see a timeline and a formal transition plan?

•      Yes, the parties have started the integration planning process, and integration plans will be communicated once they are finalized.

45.   Could the E&P business be sold before the closing?

•      Kinder Morgan plans to sell the E&P business contemporaneously with the closing or shortly thereafter.

46.   Who could the buyer of the E&P business be?

•      We can’t speculate, but E&P business is well-positioned to be sold as a staffed and operationally-ready business to a potential buyer.

47.   Why did Kinder Morgan pursue this transaction now?

•      Kinder Morgan has stated that this was the right time to pursue this opportunity and make the acquisition, noting that natural gas is expected to play an increasingly integral role in North America.  Chairman and CEO Rich Kinder reiterated this point at the October 17 all-employee meeting.

48.   Do we have a plan in case the transaction doesn’t close?

•      We expect the transaction will close in the second quarter of 2012. The transaction has been approved by both companies’ boards of directors. Financing has been secured from Barclays. The transaction is subject to customary regulatory approvals, including review by the antitrust agencies. The companies are largely complementary, so we anticipate that the transaction will be cleared by the relevant regulatory authorities.

El Paso’s Operations

49.   What will happen to our Pipeline expansions?

•      The companies will continue to operate business as usual until the transaction is completed. The proposed acquisition of El Paso Corporation by Kinder Morgan has no effect on current pipeline infrastructure expansion projects, nor will the proposed acquisition have any impact on expansion projects that are currently being contemplated, but not yet announced. Post-acquisition, the combined company will continue to pursue growth through infrastructure expansion projects.

50.   Will El Paso’s E&P capital program change?

•      No changes are expected for the 2011 E&P capital program, which remains at $1.6 billion. The 2012 budget will be submitted for Board approval during the Board’s December meeting.

Offices and Facilities

51.   What will happen to our Colorado Springs and Birmingham offices?

•      This is under review and an answer will be provided when a decision is made.

52.   What will happen to the Houston headquarters building?

•      This is under review and an answer will be provided when a decision is made.

53.   Will the build-out of floors 30-32 continue, and what will happen with office moves?

•      Yes, the build-out of floors on 30-32 will continue and is scheduled to be completed by year end. We are reviewing the stacking plan and will communicate plans for future office moves once details are available.

About Kinder Morgan

54.   Does Kinder Morgan have accounting offices in other locations besides Houston?

•      Yes, Kinder Morgan has some accounting positions around the country including a location near Denver in Lakewood, Colorado.

55.   Does Kinder Morgan use PREP?

•      No.

56.   Does Kinder Morgan have a performance management process?

•      Yes, but it’s different than El Paso’s PMP. There is no relative ranking and there are three categories for ratings. Discretionary bonuses are determined by the leader.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Kinder Morgan, Inc. (“KMI”) plans to file with the SEC a Registration Statement on Form S-4 in connection with the proposed transaction, and KMI and El Paso Corporation (“EP”) plan to file with the SEC and mail to their respective stockholders a Joint Proxy/Information Statement/Prospectus in connection with the proposed transaction. THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT KMI, EP, THE PROPOSED TRANSACTION AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus and other documents filed with the SEC by KMI and EP through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus by phone, e-mail or written request by contacting the investor relations department of KMI or EP at the following:

	Kinder Morgan, Inc.	El Paso Corporation
Address:	500 Dallas Street, Suite 1000	1001 Louisiana Street
	Houston, Texas 77002	Houston, Texas 77002
	Attention: Investor Relations	Attention: Investor Relations
	Phone: (713) 369-9490	(713) 420-5855
	E-mail: kmp_ir@kindermorgan.com	investorrelations@elpaso.com

PARTICIPANTS IN THE SOLICITATION

KMI and EP, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement. Information regarding KMI’s directors and executive officers is contained in KMI’s Form 10-K for the year ended December 31, 2010, which has been filed with the SEC. Information regarding EP’s directors and executive officers is contained in EP’s Form 10-K for the year ended December 31, 2010 and its proxy statement dated March 29, 2011, which are filed with the SEC. A more complete description will be available in the Registration Statement and the Joint Proxy/Information Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between KMI and EP, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, the sale of EP’s exploration and production assets, the possible drop-down of assets and any other statements about KMI or EP managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory, shareholder approvals and the satisfaction of other conditions to consummation of the transaction; the possibility that financing might not be available on the terms committed; the ability to consummate contemplated asset sales; the ability of KMI to successfully integrate EP’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in KMI’s and EP’s Annual Reports on Form 10 K for the year ended December 31, 2010 and their most recent quarterly reports filed with the SEC. KMI and EP disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

10/28/2011